SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                     SYMBIAT, INC.
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                                   (Name of Issuer)

                             COMMON STOCK, PAR VALUE $0.01
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                             (Title of Class of Securities)

                                        87150R 10 5
         --------------------------------------------------------------
                                      (CUSIP Number)

                               REPORTING PERSON/ENTITY:
                           Worldtech Waste Management, Inc.
       750 Boston Neck Road - Suite 2, Narragansett, Rhode Island   02882
                                     (401) 783-0431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                     Communications)

                                     January 15, 2003
           --------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Entity's initial filing on this form with respect to the subject class
of securities, and for any subsequent   amendment   containing
information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAME OF REPORTING ENTITY
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Worldtech Waste Management, Inc., a Nevada corporation    n/a
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

  (A) [ ]

  (B) [ ]

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3  SEC USE ONLY
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4  SOURCE OF FUNDS (See Instructions)

     The source of funds was from working capital and professional services rendered.
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada, U.S.A.
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7     SOLE VOTING POWER

                      2,711,000
 NUMBER OF    --------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              - 0 -
    EACH       -------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               2,711,000
                -------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      - 0 -
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,711,000

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15%
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14     TYPE OF REPORTING PERSON (See Instructions)

       CO
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ITEM 1.     SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of SYMBIAT, INC. (the "Corporation"). The Corporation's principal executive office is located at 4920 Avalon Ridge Parkway - Suite 600
Norcross, GA 30071

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Worldtech Waste Management, Inc. (the "Reporting Entity").

(b) The business address of the Reporting Person is:

     750 Boston Neck Road - Suite 2, Narragansett, Rhode Island   02882

(c) The Reporting Person's present principal occupation is:

    Corporation involved in waste management

(d) Worldtech Waste Management, Inc. has not been convicted in a criminal proceeding.

(e) During the last five years, Worldtech Waste Management, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f) The Reporting Entity is a Nevada corporation.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Prior to 2002, the Reporting Entity had acquired 411,306 shares. In a series of transactions during 2002, the Reporting Entity acquired 1,799,694 shares, and on January 16, 2003, the Reporting Entity acquired an additional 500,000 shares. The bulk of the consideration was cash, the balance was for services rendered to SYBA by Worldtech personnel.

ITEM 4.     PURPOSE OF TRANSACTION.

Investment.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

a) As of January 15, 2003, Symbiat, Inc. had issued and outstanding a total of 17,961,278 shares of Common Stock. As of that date, the Reporting Entity, Worldtech Waste Management, Inc., was the beneficial owner of 2,711,000 shares of Common Stock or 15% of the issued and outstanding Common Stock.

(b) The Reporting Entity has the sole power to vote, or to direct the vote of, 2,711,000 shares of Common Stock and sole power to dispose of, or to direct the disposition of 2,711,000 shares of Common Stock.

(c) The Reporting Entity acquired 1,799,694 in various transactions from January 1, 2002 to December 31, 2002, and on January 16, 2003, acquired an additional 500,000 shares .

d) Not applicable.

e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The President and Chairman of the Reporting Entity is a consultant to the Issuer as well as serving as an officer and Chairman of the Board of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

There are no purchases or sales to disclose at this time.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      January 20, 2003        WORLDTECH WASTE MANAGEMENT, INC.


                                    By: Francis DiPrete, Chairman of the Board